Form 10-K, Exhibit 13
period 1996-10-31
APPLIED SIGNAL TECHNOLOGY INC
filed 1997-01-29
CIK 741696

                                                            FINANCIAL HIGHLIGHTS

FISCAL YEAR ENDED:                                           October 31,
(IN THOUSANDS EXCEPT PER SHARE DATA)      1992       1993       1994       1995       1996
                                        ---------------------------------------------------
Revenues from contracts                 $50,930    $57,954    $64,341    $67,664    $77,410
Operating income                          5,502      4,773      4,741      1,152      2,743
Net income                                3,412      3,263      3,140        904      1,815
Net income per share                       0.61       0.47       0.40       0.12       0.23
Working capital                          11,224     20,550     21,888     24,269     26,477
Total assets                             28,659     40,692     47,316     49,030     52,103
Long-term debt                            1,454         --         --         --         --
Retained earnings                        10,749     14,013     17,153     18,052     19,866
Shareholders' equity                     16,823     32,874     35,809     36,947     39,965
Book value per share                    $  3.14    $  4.44    $  4.84    $  4.90    $  5.08
                                        ---------------------------------------------------

[REVENUES FROM CONTRACTS GRAPH]

[NET INCOME GRAPH]

[SHAREHOLDERS' EQUITY GRAPH]

[BOOK VALUE PER SHARE GRAPH]

Forward-looking statements in this Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Stockholders are cautioned that all forward-looking statements pertaining to the Company involve risks and uncertainties, including, without limitation, those contained under the caption, "Business Considerations and Certain Factors that May Affect Future Results of Operations and/or Stock Price" and other risks detailed from time to time in the Company's periodic reports and other information filed with the Securities and Exchange Commission, including its latest Form 10-K filed for the fiscal year ended October 31, 1996.

LETTER TO SHAREHOLDERS

Dear Shareholders,

Even though we fell short of our 1996 revenue goal of $80 million, I am very pleased with the year end results. The shortfall from $80 million was entirely due to staff shortage and our major challenge of hiring in an extremely competitive job market. The fact that we managed to achieve revenue of $77.4 million represents a very good accomplishment. Our net income of $1.8 million also represents an accomplishment in that it improved from our fiscal 1995 margin.

To keep the perspective on this 2.3% net income, I remind you that your Company invests some of its pre-tax earnings into Company-directed R&D, and in fiscal 1996 we invested $2.7 million of pre-tax profits in this R&D. Since we are primarily a government contractor, we could recover all of the company-directed R&D in our billing rates; however, to maintain a competitive cost structure, we invest partially from profits.

Of course, the most consequential item in our fiscal 1996 performance was our record bookings of $ 130.7 million. This represents a 97% growth over fiscal 1995 ($ 66.4 million) which had been the previous record in bookings. Even though a multi-year signal reconnaissance program contributed 40% of these record bookings, our backlog executable in fiscal 1997 is also a record. Our signal reconnaissance market place accounted for 97% of these bookings and I believe this demonstrates that signal reconnaissance is a very healthy market and offers your Company ample growth opportunities.

[GARY L. YANCEY PICTURE]

Fiscal 1997

Starting fiscal 1997 with record backlog is obviously a very healthy situation. We have a number of opportunities in each of our three primary marketplaces (intelligence, military, and commercial) that offer the possibility of strong bookings throughout the coming year.

Intelligence Community

Our traditional marketplace is still the strongest and continues to grow. We experienced a large number of equipment orders in the last month of the government's fiscal 1996. In addition, as we have indicated in the past, the increase in geographical areas of political concern to the U.S., coupled with the rapid advancement in telecommunication technology, has put ever increasing demands on new developments of signal reconnaissance equipment. Therefore, our traditional marketplace has been growing in R&D as well as product sales.

We also have opportunities we will be pursuing in fiscal 1997 for unique developments similar to the Scalpel program. These efforts are competitive and offer opportunities for major technological developments that can be used in many of our signal reconnaissance products.

Military

There are three major opportunities in this marketplace. First, our JASA (Joint Airborne Signal-intelligence Architecture) proposal is in evaluation by the Joint Airborne Sigint Program Office (JASPO) for the low band portion of JASA. We are teamed with Lockheed-Sanders on this effort and the JASPO has stated the source selection will occur by February 1997.

Second, we are teamed with Harris Corporation on a proposal for the Army's High Capacity Trunk Radio (HCTR) digital communication system. This effort will provide a prototype of the digital data transfer system as the information backbone of the digital battlefield.

The third opportunity is upcoming and that is the competitive effort for the Milstar upgrade. We are teamed with Hughes Corporation on this effort and we would provide on-board digital signal processing capability.

Commercial

In the commercial marketplace, the major opportunity is the QAMalyzer(TM) digital video test product. Although the digital video rollout is happening much more slowly than predicted by most of the "experts," the major cable providers do appear to be committed to digital video for data services, teleco services and enhanced TV. As I have stated before, digital video is going to dictate requirements for test equipment like the QAMalyzer(TM) and we believe we are first-to-market with such a device.

We also have an opportunity in the area of wireless broadband data access for the consumer. This endeavor will be one of many data access technologies being offered by different companies over the next few years.

                               /s/ GARY L. YANCEY

[PICTURE]

STRATEGIC SYSTEMS DIVISION

The Strategic Systems Division (SSD) develops signal processing hardware, software, and systems for the national intelligence agencies. Products developed within SSD are produced within the Company's Operations Division. SSD technologies span the spectrum of modern communications and garner a high level of respect in our customer community. Product areas include voiceband modems, facsimile processing, channel selection, digital wireless communications, signal storage and forwarding, digital radio equalizers and demodulators, and high data rate communications.

In fiscal 1996, SSD was responsible for generating $36.6 million of the Company's revenues and contributed to about three-quarters of the Company's IR&D program. A high degree of diversity continues to exist in SSD's sales base:
$67.4 million of new bookings occurred in the year and the division currently has in excess of 150 active contracts.

A few of the division's more notable accomplishments during fiscal 1996 were:

Advanced Techniques Department (ATD)

ATD successfully developed a Mobile Radio Collection System (MRCS) capable of processing one of the newer cellular formats. This contract was completed on time and within budget and received 100% of the available award fee. On another effort, ATD developed an MRCS equipped with adaptive beamforming (a "smart antenna") that can be used to extend the range of coverage and enhance the quality of reception.

Processing Systems Department (PSD)

PSD successfully developed the key signal processing component of the government's new dial-up modem signal reconnaissance subsystem. Over twenty thousand lines of new code were developed, integrated into several existing products, and tested, all within a nine-month period. PSD is now working with the government to complete the full system integration.

Wideband Digital Communications Department (WDCD)

Delivery and field tests of the first Model 256LC (a single chassis RF-to-voice-grade channel reconnaissance system) were successfully completed, generating significant customer interest. A new development program was launched as a result of winning a major competitive proposal to develop an advanced wideband trellis-coding demodulator. In the area of satellite communications, WDCD was awarded a sole-source, multimillion dollar development contract to significantly expand the capabilities of the Model 120S, a personal communication satellite reconnaissance system.

Digital Products Department (DPD)

DPD experienced significant levels of growth (40% in sales) in FY96 due primarily to the large SCALPEL program focus within this department. Past IR&D efforts in the Geographic Gateway Analysis area have generated considerable interest in the customer community, resulting in a significant number of new contracts during the year. Results of several successful field tests of the Model 114 signal survey unit are also contributing to additional product enhancements and sales.

East Coast Operations (ECO)

The East Coast Operations finished the year with strong program performance. Successful completion of major system development milestones on two programs in the command, control and communications warfare marketplace solidified our position in an emerging market segment and led to important follow-on business. New orders increased to $4.2 million led by Elvira Signal Analysis Workstation sales which reached record levels during fiscal 1996.

SCALPEL Program

The SCALPEL program, by far the largest program in the history of the Company, was begun in earnest during fiscal 1996. It represents a long-term relationship with a new customer in the intelligence community that is expected to last well into the 21st century. The equipment and systems developed under this program are significantly more advanced than existing technology. Many of the new products developed under SCALPEL will be marketed to and used by our existing customer base. Along with the technology, the program is enhancing the Company's internal software and manufacturing processes that will benefit other SSD products.

As we look forward to fiscal 1997, staff recruiting and retention will continue to be a major focus. During the coming year, SSD will also be focusing on continued improvements in the following areas: 1) performance (cost, technical, and schedule) on all contracts; 2) additional and more responsive support of the current product base to our existing customer base; 3) improvements to the software development process and software configuration management tools; 4) continued expansion of our customer base into new areas; and 5) support to the new customer base brought in during fiscal 1996.

[PICTURE]

OPERATIONS DIVISION

From a marketing standpoint, the Operations Division had its most successful year with total awards of over $56 million, which is $21 million over the previous record high. We believe this is attributable to our broad range of signal reconnaissance products, our ability to speed up delivery through inventory sales, and the existence of our "easy purchase vehicle" Basic Ordering Agreement (BOA) with our largest customer.

In fiscal 1996, we completed the last major production of 16 COBRA and 16 COPPERHEAD Facsimile Processing Systems. We also received orders for two additional full systems plus approximately 100 circuit cards to augment the capacity of previously fielded systems. This additional hardware will be delivered during fiscal 1997. In total, we will have delivered 43 full COBRA/COPPERHEAD systems from this highly successful program.

We are nearing the end of the Model 1236 production programs for delivery of our Mobile Radio Reconnaissance Systems. During the year, 23 systems were shipped. Even though we are nearing completion of the Model 1236 program, we are building large quantities of subsystems for the Strategic Systems Division in support of their mobile radio processing programs. During fiscal 1996, we also delivered two mobile radio processing systems for the Navy's Cooperative Outboard Logistics Upgrade (COBLU) programs. We anticipate receiving additional COBLU production requirements and awards toward the end of fiscal 1997. In fiscal 1996, we shipped a number of individual VME-based digitizer and tuner cards to foreign government, U.S. Government, and commercial customers.

Orders and deliveries for our broad base of E1/T1 products were also strong this fiscal year. Notable large orders included 60 Model 208SPs, an analog multiplexer; 50 Model 208As, a full multiplexer/ demultiplexer for E1 format signals; and 17 Model 22OAs, a divider that distributes multiple E1 outputs from a single E1 input. Sales of this E1/T1 product area increased 15% over the previous fiscal year.

Orders and requests for information for various FDM demultiplexing systems are still being received. We are currently completing six units with analog format inputs and one with purely digital inputs. We are currently in discussions with a foreign government customer who has requirements for twenty-four 2000-channel systems over the next three years.

The production program for the Model 195 SNAPPER high-speed digitizer and multi-megabyte memory will start delivering TEMPEST-compliant units in December 1996. Forty units and seven sets of spares are now under contract.

By fiscal 1996 year-end, we had delivered our 100th Model 255AE
Equalizer/Demodulator. The current backlog is 55 units which we expect to deliver in fiscal 1997. We also expect additional units to be ordered in fiscal 1997. This fiscal year we will start producing a somewhat lower-cost equalizer/demodulator, the Model 245. The processor card in the Model 245 is also the same as the Model 256LC.

During the year, we continued our emphasis on winning programs in the international reconnaissance arena. New customers for the year included Spain, Israel, and Hungary. International awards and sales were approximately $2 million each. We believe a number of new international awards will occur in fiscal 1997. Further, we have identified a large program with Great Britain that we believe will also start in fiscal 1997 and should have continued awards for at least three years. We have added manufacturing representatives in Spain and Italy, bringing the total number of countries with representatives to six. With this expanded representative organization and further emphasis in the international market, we believe we can increase the number of international awards in fiscal 1997.

[PICTURE]

MILITARY RECONNAISSANCE DIVISION

In fiscal 1996, the Military Reconnaissance Division (MRD) established a presence within the DoD community as a supplier of signal reconnaissance products and technologies. Our strong technical capabilities in wideband digital communication signal processing have opened the door to the high-speed digital communications market for the Army and Navy.

MRD's major effort in fiscal 1996 was initiating work on a subcontract (to prime contractor Lockheed Sanders) for the Navy's Cooperative Outboard Logistics Upgrade (COBLU) program. Applied Signal Technology's role in this program is to integrate telecommunications signal reconnaissance equipment into surface ship platforms. The initial phase, projected to be completed in the second quarter of fiscal 1997, calls for delivery of two engineering development models valued at over $3 million. If the project proceeds, pre-production would follow, which we expect to lead to full production over the next five to ten years.

The MRD's significant technical development in fiscal 1996 was the completion of the Honeybeam system which was funded jointly by the Army and the Air Force. This system implements techniques for rejecting co-channel interference in signal reconnaissance of mobile radio signals from airborne platforms. Honeybeam makes use of several key technologies that Applied Signal Technology developed and pioneered: digital tuner technology, the constant modulus algorithm for adaptive antenna beamforming, and signal processing for mobile radio. The system's capability was demonstrated in January 1996 and showed the performance gains achievable through antenna beamforming.

Some of MRD's fiscal 1996 programs developed successful products for signal survey applications. The Anther and Beekeeper programs produced the Model 195A Signal Analysis Unit, a ruggedized product that operates on airborne platforms and has enhanced signal analysis capability for rapid characterization of digital microwave communication signals. The Company was awarded an incentive bonus for the Beekeeper project for delivering the product a month ahead of the contractual due date. The Signal Research and Target Development (SRTD) program uses a core set of Applied Signal Technology products for signal survey aboard a Navy vessel. These products, the Model 196 Transponder Characterization Unit, the Model 256LC DMR Link Analyzer, and the Model 120D Channel Survey Unit, will survey, collect, and characterize many different microwave signals and voice grade channels.

Two non-SIGINT (signal intelligence) programs were started in MRD this year:
High Capacity Trunk Radio (HCTR) and the Milstar EHF Upgrade. The HCTR channel characterization study was conducted for the Army Communication Electronic Command, which is seeking to develop enhanced communications capability for on-the-move (OTM) and rapid deployment tactical scenarios. The study required both laboratory experiments and field measurements to collect data to characterize OTM multipath propagation effects. For the Milstar effort, MRD provided systems engineering services to Hughes Corporation in support of a study on upgrading the next generation Milstar digital processing payload.

For much of the past year MRD, teamed with Lockheed Sanders, was involved in a marketing and proposal effort for the Joint Airborne Sigint Architecture (JASA) program. JASA will be a significant market area for the future because its goal is to develop a common architecture that will enable SIGINT systems to be compatible among the joint services. We believe JASA-like systems will be used on all future manned and unmanned platforms performing airborne signal reconnaissance. Applied Signal Technology appears to be well-positioned for this market since the key elements of the Honeybeam system are directly applicable to the JASA philosophy: adaptive beamforming processing, reconfigurable software, and maximum use of commercial off-the-shelf (COTS) hardware.

[PICTURE]

COMMERCIAL TELECOMMUNICATIONS DIVISION

The Commercial Telecommunications Division (CTD) continues to explore ways to leverage the Company's signal reconnaissance processing and analysis technology into the commercial world.

An example is the use of the Company's blind equalization technology (used to acquire signals with little to no prior information) to apply to new digital video broadcast signals so that no extra "training signals" would have to be transmitted, thus maximizing signal data transfer rates. We believe this blind equalization technology, suggested to a major set-top vendor several years ago, will become a key feature in digital broadcast and cable video systems.

We have also provided key technology in the form of one of our rackmount equalizer demodulators, the Model 242, that has been used to set the performance standards for digital cable 64 and 256 QAM performance.

FY96 EVENTS

We have continued development of the modem chip, at the heart of the Erricson Freeset 1900(TM) wireless local loop handset. Final simulations were performed on this design toward the end of fiscal 1996. The detailed chip design is being completed in early 1997 and we will receive licensing royalties on these chips as the Freeset 1900(TM) handsets are deployed.

During fiscal 1996, we also started a development program with a wideband data access provider to develop the data processing module for their data broadcast system. This system will broadcast data "under" an existing television broadcast channel to the consumer's personal computers (our processing module will be the PC interface module) to transfer user selected data on weather, traffic, sports, local events, etc., via a local TV station.

In fiscal 1996, we finished development of the Qamalyzer(TM) test set for digital video signal test and measurement. We delivered the first of the 80 units under contract to Telecommunications Incorporated. The remainder of the units will be delivered in fiscal 1997 as well as units under contract to Pacific Telesis.

Lastly, the QED chip (QAM equalizer/demodulator, developed jointly with VLSI Technology, Inc.) was successfully tested for 64 QAM demodulation. It has now been adopted by a set-top vendor for inclusion in their system. In fiscal 1997, we will be developing a 256 QAM version of the QED chip.

FY97 PLANS

CTD's key goals for fiscal 1997 will be to continue building "on-ramps" (modem ASICs) and "service stations" (digital video test equipment) for the information highway.

The key to the success of the modem ASIC business will be to combine more and more set-top box functionality into a single ASIC and thus provide significant price reduction opportunities to the customers.

The key to the video test equipment business will be to provide the necessary training and support to the various customers as they use our equipment to roll-out the new digital video and data services. The timely roll out of the new services will depend on the timely test and diagnosis of system and home installation problems for which we believe our unique (and first-to-market) portable QAMalyzer(TM) will play a significant role.

The key fiscal 1997 development program will be completion of the data processing module for the data broadcast system. This development is expected to provide for the production of 5,000 "alpha" units to support the initial system roll-out.

SELECTED FINANCIAL DATA

The following selected financial data for the fiscal years ended October 31, 1992, 1993, 1994, 1995, and 1996 have been derived from the financial statements of the Company which have been audited by Ernst & Young LLP, the Company's independent auditors. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this shareholders' report. All data is in thousands except per common share data.

Summary of Operations Fiscal Year Ended:                               October 31,
                                                1992         1993         1994         1995         1996
                                             ------------------------------------------------------------
Revenues from contracts                      $ 50,930     $ 57,954     $ 64,341     $ 67,664     $ 77,410
Operating expenses:
      Contract costs                           32,679       37,165       40,830       45,418       53,333
      Research and development                  6,359        7,834        8,551        9,873        9,380
      General and administrative                6,390        8,182       10,219       11,221       11,954
                                             ------------------------------------------------------------
Total operating expenses                       45,428       53,181       59,600       66,512       74,667
                                             ------------------------------------------------------------
Operating income                                5,502        4,773        4,741        1,152        2,743
Interest income                                   148          283          522          320          132
Interest expense                                 (280)        (142)        (113)        (133)         (83)
                                             ------------------------------------------------------------
Income before provision for income taxes        5,370        4,914        5,150        1,339        2,792
Provision for income taxes                      1,958        1,651        2,010          435          977
                                             ------------------------------------------------------------
Net income                                   $  3,412     $  3,263     $  3,140     $    904     $  1,815
                                             ============================================================
Net income per common share                  $   0.61     $   0.47     $   0.40     $   0.12     $   0.23
Weighted average shares outstanding             5,596        6,889        7,769        7,635        7,919

Financial Position at End of Fiscal Year:        1992         1993         1994         1995         1996

Working capital                              $ 11,224     $ 20,550     $ 21,888     $ 24,269     $ 26,477
Total assets                                   28,659       40,692       47,316       49,030       52,103
Long-term debt                                  1,454            0            0            0            0
Retained earnings                              10,749       14,013       17,153       18,052       19,866
Shareholders' equity                           16,823       32,874       35,809       36,947       39,965
Book value per share                         $   3.14     $   4.44     $   4.84     $   4.90     $   5.08

Selected Common Stock Data:

Applied Signal Technology, Inc. common stock was first offered to the public on March 26, 1993. Since the initial public offering, the stock has been traded on The Nasdaq National Market under the symbol "APSG". The Company currently has approximately 550 shareholders. The following table sets forth the range of high, low and closing sale prices for the Common Stock over the last eight (8) quarters. The "last" price per share in the table represents the closing price on the last trading day of the quarter. The quotations represent inter-dealer quotations, without retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

The Company has not paid any dividends on its stock since its inception and anticipates that for the foreseeable future, it will retain its earnings for use in operations.

Share Price:             First Quarter    Second Quarter    Third Quarter    Fourth Quarter    First Quarter    Second Quarter
                           Fiscal 95         Fiscal 95        Fiscal 95         Fiscal 95        Fiscal 96         Fiscal 96
                         -------------    --------------    -------------    --------------    -------------    --------------
High                         $ 6.38           $ 5.75            $ 4.50          $   5.75          $   5.00         $   7.38
Low                          $ 3.25           $ 4.00            $ 3.50          $   3.50          $   3.50         $   4.00
Last                         $ 5.75           $ 4.00            $ 3.75          $   4.75          $   4.00         $   4.38
Quarterly Share
Volume (in thousands)         915.8            571.6             493.4           1,004.0           1,083.7          3,313.3

Share Price:                 Third Quarter    Fourth Quarter
                               Fiscal 96         Fiscal 96
                             -------------    --------------
High                           $   6.13           $ 5.88
Low                            $   3.75           $ 4.38
Last                           $   4.38           $ 4.75
Quarterly Share
Volume (in thousands)           2,077.1            971.4

Nasdaq Market Makers:

Cowen & Co., Fahnestock & Co., Inc., Mayer & Schweitzer Inc., Sherwood Securities Corp., Troster Singer Corp., Tucker Anthony Incorporated, G.V.R. Company, Herzog, Heine, Geduld, Inc., Barber & Bromin, Inc., Knight Securities L.P., Josephthal, Lyon & Ross, Nash Weiss, Jefferies & Company, Inc.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                                      OPERATIONS

Overview

Applied Signal Technology designs, develops, manufactures and markets signal processing equipment to collect and process a wide range of telecommunication signals. This equipment is used for reconnaissance of telecommunication signals by the United States government, allied foreign governments and in a variety of commercial applications. Signal reconnaissance systems are composed of collection equipment and processing equipment. Collection equipment consists of sophisticated receivers that scan the radio frequency spectrum (cellular telephone, microwave, ship-to-shore and military transmissions) to collect certain signals from, potentially, thousands of signals within the RF spectrum. Signal processing equipment, using sophisticated software and hardware, evaluates the characteristics of collected signals and selects signals that are likely to contain relevant information.

Applied Signal Technology commercial products include processing equipment for the information superhighway and personal communications systems.

The Company has focused its efforts, since inception, primarily on processing equipment, but the Company also provides specialized collection equipment, as well as complete signal reconnaissance systems.

The Company's revenues are primarily generated from sales of its products and services to two agencies of the United States government. The two agencies accounted for 53% and 27%, respectively, of revenues for fiscal 1996. For fiscal 1995, the two agencies accounted for 64% and 17%, respectively, of revenues and for fiscal 1994, the percentages of revenues derived from these two agencies were 78% and 12%, respectively.

The Company's revenues are derived from either fixed price contracts, which provide that the Company perform a contract for a fixed price and assume the risk of any cost overruns or cost plus reimbursement contracts, which provide that the Company receive the direct and indirect costs of performance plus a negotiated profit. In fiscal 1996, approximately 52% of the Company's revenues were derived from fixed price contracts, and approximately 48% of the Company's revenues were derived from cost reimbursement contracts. In fiscal 1995, approximately 66% of the Company's revenues were derived from fixed price contracts, and approximately 34% of the Company's revenues were derived from cost plus reimbursement contracts. In fiscal 1994, approximately 66% of the Company's revenues were derived from fixed price contracts, and approximately 34% of the Company's revenues were derived from cost plus reimbursement contracts.

Under fixed price contracts, unexpected increases in the cost-to-develop or manufacture a product, whether due to inaccurate estimates in the bidding process, unanticipated increases in material costs, inefficiencies or other factors, are borne by the Company. Due to significant uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs will be revised in the near-term. Such revisions could result in a downward adjustment of profits.

In accounting for cost plus reimbursement type contracts, all costs are charged to operations as incurred (including allowable administrative expenses), and revenues are recognized based on costs plus estimated fee rates at the date of evaluation. In accounting for fixed price type contracts, revenue is recognized using the percent completion method which is substantially the same as that used for cost type contracts described above. All costs are charged to operations (including allowable administrative expenses) as incurred, and revenues are recognized based on estimated costs and profits at completion on a contract by contract basis. Losses on any individual contracts are provided for at the time they become known. (See Note 1 to Financial Statements.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Since fiscal 1993, the Company began efforts to lessen its concentration on the current customer base through a combination of targeted marketing and the investment of a portion of the Company's independent research and development (IR&D) resources to explore new products applicable to non-traditional marketplaces. This includes possible OEM agreements and partnering or joint venturing arrangements with commercial companies and/or quasi-commercial government agencies. Then, in late fiscal 1994, in an effort to further lessen the concentration of revenues from its customer base, the Company announced the formation of two new operating divisions. The new divisions became the Military Reconnaissance Division and the Commercial Telecommunications Division. This strategy continued through fiscal 1995 and fiscal 1996. As a result of the more aggressive investment in R&D and the reorganization, revenue contributions from these new customer bases have grown from 0.3% of revenues in fiscal 1993 to 2.8% of revenues in fiscal 1996 for the Commercial Telecommunications Division and from 2.3% of revenues in fiscal 1993 to 6.2% of revenues in fiscal 1996 for the Military Reconnaissance Division. The Company plans on continuing this strategy into fiscal 1997 and beyond.

Operating Results-Fiscal Years Comparison

The following table sets forth, for the periods indicated, statements of operations data as a percentage of revenues from contracts:

                                             Year Ended October 31,
                                    -------------------------------------
                                        1994          1995          1996
                                        ----          ----          ----
Revenues from contracts                 100.0%        100.0%        100.0%
Operating expenses:
      Contract costs                     63.5          67.1          68.9
      Research and development           13.3          14.6          12.1
      General and administrative         15.9          16.6          15.4
                                    -------------------------------------
Total operating expenses                 92.7          98.3          96.4
                                    -------------------------------------
Operating income                          7.3           1.7           3.6
Interest income/(expense) net             0.7           0.3           0.1
Income before provision
      for income taxes                    8.0           2.0           3.7
Provision for income taxes                3.1           0.6           1.3
                                    -------------------------------------
Net income                                4.9%          1.4%          2.3%
                                    =====================================
Backlog (thousands of dollars)      $  30,924     $  29,644     $  82,886

Revenues

Revenues from contracts increased by 14% from $67.7 million in fiscal 1995 to $77.4 million in fiscal 1996. Revenues increased by 5% from $64.3 million in fiscal 1994 to $67.7 million in fiscal 1995. Revenue increases over these periods reflects the continued demand for the Company's products and services, the introduction of new products and services as well as the increasing economic cost of doing business (e.g., salaries, health insurance, etc.) which are typically included in the Company's prices for products and services.

During the fourth quarter of fiscal 1994, the Company announced a reorganization aimed at increasing the marketing focus in an effort to broaden its customer base. Management believes this action accelerated the pace toward less reliance on the intelligence agencies as its primary source of revenues. The following table identifies the source of the Company's revenues for fiscal years 1994, 1995 and 1996 by major market.

                                           FY94     FY95     FY96
                                           ----     ----     ----
                Intelligence Agencies      93.4%    87.7%    89.1%
                Military                    3.2%     3.9%     6.2%
                Foreign                     2.2%     5.5%     1.9%
                Commercial                  1.2%     2.9%     2.8%

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                          OPERATIONS (CONTINUED)

Backlog

The Company's backlog, which consists of anticipated revenues from the uncompleted portions of existing contracts (excluding unexercised options) was $82,886,000 at the end of fiscal 1996. This represents a 179.6% increase over the prior year's ending backlog. Fiscal 1995 backlog decreased 4.1% from $30,924,000 to $29,644,000. Management believes the increase in backlog is attributable to the continued emphasis on marketing and research and development activities and the use of inventory to generate off-the-shelf sales.

Contract Costs

Contract costs consist of direct costs on contract, including materials and labor and manufacturing overhead costs. Contract costs as a percentage of revenues increased from 67.1% for fiscal 1995 to 68.9% for fiscal 1996. As a percentage of revenues, contract costs increased to 67.1% during fiscal 1995 from 63.5% in fiscal 1994. The increase in contract costs as a percentage of revenues from fiscal 1995 and fiscal 1996 is attributable, in part, to an increase in the percent of development jobs (which have a tendency to require more labor per revenue dollar) versus production jobs and, in part, due to an increase in manufacturing overhead costs. The manufacturing overhead increase is attributable to increased facilities costs resulting from the addition of a newly constructed 30,000 square foot building completed during fiscal 1996, an increase in fringe benefit costs specifically related to health insurance and due to an increase in recruiting costs. As was announced previously, the Company found it more difficult to attract and retain staff in the first half of fiscal 1996 due to the strong local economy in which it was competing for talent. Management responded by increasing the investment in recruiting resources in order to meet the growing demand for staff. The increase in contract costs as a percentage of revenues from fiscal 1994 to fiscal 1995 is primarily attributable to an increase in manufacturing overhead costs and the previously announced charge to earnings recorded in anticipation of a settlement with the government on certain contract disputes. (See Note 8: "Contingency" - Notes to Financial Statements.) The manufacturing overhead increase is attributable to increased management time for middle management personnel necessitated by the continued growth of the Company and to the continuing inflationary costs of the Company's fringe benefits.

Research and Development

Company-directed investment in research and development consists of expenditures recoverable from customers through the Company's billing rates and expenditures funded by the Company from earnings. Research and development expenses as a percentage of revenues were 12.1%, 14.6% and 13.3% for fiscal years 1996, 1995 and 1994, respectively. The decrease in research and development spending in fiscal 1996 as compared to fiscal 1995 is attributable to actions taken by management to slow the rate of IR&D spending since the Company was experiencing some constraint on earnings during the fiscal year. The increase in research and development spending between fiscal years 1995 and 1994 reflects the increased emphasis of new product development resulting in products being released earlier to the market. The Company funded investment in R&D for fiscal 1996 was 3.5% of revenues versus 4.5% during fiscal 1995 and 4.3% during fiscal 1994. The Company intends to continue to make substantial investments in research and development in an effort to meet the needs of customers before its competitors.

General and Administrative Expenses

General and administrative expenses include administrative salaries, costs related to the Company's marketing and proposal activities, and other administrative costs. General and administrative expenses were $11,954,000 or 15.4% of revenues in fiscal 1996 compared to $11,221,000 or 16.6% of revenues in fiscal 1995 and $10,219,000 or 15.9% of revenues in fiscal 1994. The decrease in general and administrative expenses as a percentage of revenues in fiscal 1996 is primarily attributable to the higher profit volume recognized on contracts during fiscal 1996 compared to fiscal 1995. The higher general and administrative expenses as a percentage of revenues for fiscal years 1995 and 1994 reflects an increase in bid and proposal activity experienced during the fiscal years as well as an increase in marketing costs. During the recent fiscal years, management emphasized the marketing component of G&A in a continued effort to generate revenues in future periods.

Interest Income/Expense (Net)

Net interest income/expense for fiscal 1996 decreased $0.2 million from $0.2 million interest income in fiscal 1995 to $0.0 million interest income in fiscal 1996. Net interest income in fiscal 1995 decreased $0.2 million from $0.4 million in fiscal 1994 to $0.2 million in fiscal 1995. The decrease in interest income during fiscal 1996 is primarily the result of lower interest income received in fiscal 1996 due to the partial sale of the Company's portfolio of government treasuries during fiscal 1995 offset by interest expense on the Company's higher average outstanding line of credit balance during fiscal 1996. The decrease in net interest income during fiscal 1995 is primarily the result of the need for increased working capital to finance operations. For fiscal 1995,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

a portion of working capital was derived from the partial sale of the Company's portfolio of U.S. government treasuries and an increase in the average bank line of credit outstanding. The sale of the U.S. government treasuries resulted in lower interest income while the increase in the average bank line of credit outstanding resulting in increased interest expense. Interest income for fiscal 1996 totaled $0.1 million offset by interest expense of $0.1 million. The increase in net interest income during fiscal 1994 is primarily the result of interest income received on the Company's portfolio of U.S. government treasuries. Interest income for fiscal 1994 was $0.5 million offset by interest expense of $0.1 million for the same period.

Provision for Income Taxes

Income taxes as a percentage of income before provision for income taxes have been provided for at a combined federal and state rate of 35.0% for fiscal 1996 versus 32.5% for fiscal 1995 and 39.0% for fiscal 1994. The 1996 effective tax rate is lower than the combined federal and state statutory tax rates primarily due to the lower profit margins experienced by the Company during the fiscal year and the benefit derived from state income tax credits. During fiscal 1995, the Company received a state income tax credit, net of federal benefit, of $0.1 million which reduced the effective tax rate. During fiscal 1994, less costs were eligible for the R&D credit which required the Company to provide for income taxes at a combined federal and state tax rate of 39%. The Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," effective for the fiscal year ended October 31, 1994. This new standard represented a refinement of the liability method of determining deferred income taxes previously followed by the Company. There was no material current or cumulative impact of adoption.

Quarterly Results

The following table sets forth certain unaudited quarterly financial data for the eight quarters ending October 31, 1996. In the opinion of the Company's management, the unaudited information set forth below has been prepared on the same basis as the audited information and includes all adjustments necessary to present fairly the information set forth herein. The operating results for any quarter are not indicative of results for any future period.

                                                 Fiscal Year 1995                               Fiscal Year 1996
                                    ----------------------------------------------------------------------------------------
                                       Q1         Q2          Q3          Q4         Q1          Q2          Q3         Q4
Revenues from contracts             $13,821    $13,030    $ 14,330     $26,483    $15,798    $ 16,970     $19,504    $25,138
Operating expenses
      Contract costs                  8,459      8,964      11,274      16,720     10,815      12,180      12,624     17,714
      Research and development        1,813      1,660       2,399       4,001      1,912       2,155       2,281      3,032
      General and administrative      1,983      2,015       2,651       4,573      2,840       2,528       2,877      3,709
                                    ----------------------------------------------------------------------------------------
Total operating expenses             12,255     12,639      16,324      25,294     15,567      16,863      17,782     24,455
                                    ----------------------------------------------------------------------------------------
Operating income (loss)               1,566        391      (1,994)      1,189        231         107       1,722        683
                                    ----------------------------------------------------------------------------------------
Interest income/(expense) net           134         59          (9)          4         19          (4)         23         11
                                    ----------------------------------------------------------------------------------------
Income (loss) before provision
      for income taxes                1,700        450      (2,003)      1,193        250         103       1,745        694
Provision (benefit)
      for income taxes                  680        180        (801)        377        100          24         610        243
                                    ----------------------------------------------------------------------------------------
Net income (loss)                   $ 1,020    $   270    $ (1,202)    $   816    $   150    $     79     $ 1,135    $   451
                                    ========================================================================================
Net income (loss)
      per common share              $  0.13    $  0.04    $  (0.16)    $  0.11    $  0.02    $   0.01     $  0.14    $  0.06
Weighted average shares O/S           7,651      7,577       7,598       7,687      7,782       7,991       8,062      8,035
Net income per common
      share for the year                                               $  0.12                                       $  0.23

The Company has at times experienced fluctuations in its quarterly results due to both seasonal and nonseasonal factors inherent in its business. These have included costs associated with uneven flows of incoming material, the level of research and development spending during any given quarter, fee recognition on development contracts in the early phases of contract performance where the financial risk is not entirely known until the contract is further along in the development cycle, and the timing of contract awards. Management expects these fluctuations to continue into the future.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                                          OPERATIONS (CONTINUED)

Analysis of Liquidity and Capital Resources:

The Company's primary source of liquidity has been the cash flow generated from operations, short-term bank borrowings, equipment leases and equity, and debt financings.

The Company has a bank credit agreement to augment cash flow needs and to provide term financing for capital investments. The Company maintains a $6,000,000 unsecured, revolving line of credit for short-term cash requirements and a $1,000,000 line of credit for use in purchasing capital investments. The unsecured, revolving line of credit bears interest at the bank's reference rate (8.25% as of October 31, 1996). The line of credit for use in purchasing capital investments bears interest at the bank's reference rate plus one-half percent, (8.75% as of October 31, 1996). Outstanding amounts on the unsecured, revolving line of credit were zero at October 31, 1996 and 1995. Outstanding amounts on the line of credit for use in purchasing capital investments were zero at October 31, 1996 and 1995. Both lines expire March 1, 1997. The Company intends to renew both lines in March, 1997.

Net cash provided by /(used in) operating activities: Net cash provided by operating activities has varied significantly from year to year. In fiscal 1996, $5.4 million was provided by operating activities. In fiscal 1995, $1.5 million was used in operating activities and in fiscal 1994, $5.4 million was provided by operating activities. These year-to-year variances are primarily the result of changes in net income, changes in the rate of investment in accounts receivable, and the change in inventories held by the Company. During fiscal 1996, net income increased to $1.8 million. During fiscal 1995, net income decreased to $0.9 million. The improvement in the year-to-year change in cash provided by operating activities for fiscal 1996 is primarily due to the reduction in the rate of investment in accounts receivable and inventory as compared to fiscal 1995 (See Management's Discussion and Analysis of Financial Condition and Results of Operations - "Operating Results - Fiscal Years Comparison") . The reduction in the rate of investment in accounts receivable for fiscal 1996 is primarily attributable to a higher percentage of the Company's billings occurring under cost-type contracts which generally provide for invoicing twice monthly. The reduction in the rate of investment in inventory is due to a management initiative to more aggressively manage the Company's investment in inventory. The increase in cash used in operating activities during fiscal 1995 was due to the $2.2 million reduction in net income from fiscal 1994 and due to an increase in the rate of investment in accounts receivable and inventory as compared to fiscal 1994. The growth in accounts receivable for fiscal 1995 was due to many factors, including the growth of the Company's business and timing of eligible billings to be submitted to the government. The increase in inventory seen in both fiscal 1995 and 1994 is the result of management's anticipation of future contract awards expected during the following years for the Company's products and services. During fiscal 1994, the net cash used in accounts receivable and inventories was partially offset by the growth in accounts payable and accrued expenses. Much of the growth in accounts payable and accrued expense was due to the preponderance of activity at the Company's fiscal year end.

Net cash provided by/(used in) investing activities: Net cash used in investing activities was $5.3 million for fiscal 1996 compared to $0.5 million provided by investing activities during fiscal 1995 and $4.5 million used in investing activities during fiscal 1994. Additions to property and equipment were $5.3 million in fiscal 1996 compared to $5.4 million in fiscal 1995 and $4.0 million in fiscal 1994. The continued heavy investment in capital equipment is driven by the Company's increased volume of development contracts, the increased number of new staff hired by the Company, and the continued heavy investment in R&D which all have a tendency to create demand for test and computer equipment Other cash provided by investing activities during fiscal 1995 included the sale of $3.4 million of U.S. Government treasuries and the maturity of $2.5 million of the Company's short-term investments in U.S. Government treasuries. Both of these amounts were used as working capital to finance the Company's investment in inventory, accounts receivable and investment in fixed assets. During fiscal 1994, other cash used in investing activities included the purchase of $4.1 million of U.S. Government treasuries offset by $3.6 million of the investments maturing during fiscal 1994. Nearly all of the investments maturing during fiscal 1994 were reinvested at staggered maturities over the next thirty-six months.

Net cash provided by/(used in) financing activities: Net cash provided by financing activities was $1.1 million during fiscal 1996 compared to $0.2 million provided by financing activities during fiscal 1995 and $0.2 million used in financing activities during fiscal 1994. The $1.1 million provided by financing activities during fiscal 1996 was entirely due to the issuance of common stock under the Company's Employee Stock Purchase Plan. During fiscal 1995, the $0.2 million provided by financing activities is attributable to the issuance of $1.2 million of common stock under the Employee Stock Purchase Plan offset by $1.0 million of common stock repurchases authorized under the Company's buyback program. . During fiscal 1994, the $0.2 million cash used in financing activities is attributable to the issuance of $1.0 million of common stock under the Employee Stock Purchase Plan offset by $1.2 million of common stock repurchases authorized under the Company's buyback program.

The Company believes that the funds generated from operations, existing working capital, and amounts available under existing lines of credit will be sufficient to meet its cash needs for at least the next 12 months.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Applied Signal Technology, Inc.


We have audited the accompanying balance sheets of Applied Signal Technology, Inc. as of October 31, 1996 and 1995, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Applied Signal Technology, Inc. at October 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.

                                                           /s/ ERNST & YOUNG LLP

Palo Alto, California
December 9, 1996

                                                            STATEMENTS OF INCOME

                                                             Year Ended October 31,
                                                 ----------------------------------------------
                                                     1996             1995             1994
                                                 ------------     ------------     ------------
Revenues from contracts                          $ 77,410,481     $ 67,664,260     $ 64,340,554

Operating expenses:
      Contract costs                               53,333,328       45,417,725       40,830,647
      Research and development                      9,380,007        9,873,295        8,550,741
      General and administrative                   11,953,861       11,221,096       10,218,770
                                                 ------------     ------------     ------------
Total operating expenses                           74,667,196       66,512,116       59,600,158
                                                 ------------     ------------     ------------
Operating income                                    2,743,285        1,152,144        4,740,396

Interest income                                       131,825          320,182          521,824
Interest expense                                      (82,982)        (132,441)        (112,486)
                                                 ------------     ------------     ------------
Income before provision
      for income taxes                              2,792,128        1,339,885        5,149,734
Provision for income taxes                            977,245          435,463        2,010,000
                                                 ------------     ------------     ------------
Net income                                       $  1,814,883     $    904,422     $  3,139,734
                                                 ============     ============     ============
Net income per common share                      $       0.23     $       0.12     $       0.40

Number of shares used in
      calculating net income per common share       7,918,603        7,634,858        7,769,054

See accompanying notes.

BALANCE SHEETS

Assets                                                                             October 31,
                                                                         -----------------------------
                                                                              1996             1995
                                                                         ------------     ------------
Current assets:
            Cash and cash equivalents                                    $  1,559,212     $    368,837
            Short term investments                                            767,355               --
            Accounts receivable:
                  Billed                                                   14,491,255       12,768,088
                  Unbilled                                                 15,527,053       16,796,550
                                                                         ------------     ------------
            Total accounts receivable                                      30,018,308       29,564,638
            Refundable income taxes                                           106,543          106,543
            Inventory                                                       3,207,648        3,473,661
            Prepaid and other current assets                                2,128,819        1,990,188
                                                                         ------------     ------------
Total current assets                                                       37,787,885       35,503,867

Property and equipment, at cost:
            Machinery and equipment                                        23,220,856       19,503,884
            Furniture and fixtures                                          3,300,754        2,903,614
            Leasehold improvements                                          3,356,327        1,588,753
            Construction in process                                           191,551          751,160
                                                                         ------------     ------------
                                                                           30,069,488       24,747,411
            Accumulated depreciation and amortization                     (17,198,416)     (13,492,323)
                                                                         ------------     ------------
            Net property and equipment                                     12,871,072       11,255,088

Long-term investments                                                       1,326,124        2,094,595
Other assets                                                                  118,133          176,276
                                                                         ------------     ------------
Total Assets                                                             $ 52,103,214     $ 49,029,826
                                                                         ============     ============
Current liabilities:
            Accounts payable                                             $  3,044,801     $  3,920,570
            Accrued payroll and related benefits                            4,336,930        3,691,240
            Other accrued liabilities                                       1,900,501        1,546,864
            Income taxes payable                                            2,028,802        2,076,642
                                                                         ------------     ------------
Total current liabilities                                                  11,311,034       11,235,316

Deferred income taxes                                                         827,428          847,342
Commitments
Shareholders' equity:
            Preferred stock, no par value: 2,000,000
                  shares authorized; none issued and outstanding                   --               --
            Common stock, no par value: 20,000,000 shares authorized;
                  issued and outstanding shares - 7,873,347 at
                  October 31, 1996 and 7,532,643  at October 31, 1995      20,099,127       18,895,310
            Retained earnings                                              19,865,625       18,051,858
                                                                         ------------     ------------
Total shareholders' equity                                                 39,964,752       36,947,168
                                                                         ------------     ------------
Total Liabilities and Shareholders' Equity                               $ 52,103,214     $ 49,029,826
                                                                         ============     ============

See accompanying notes.

                                                        STATEMENTS OF CASH FLOWS

                                                                                Year Ended October 31,
                                                                    -------------------------------------------
                                                                        1996            1995            1994
                                                                    -----------     -----------     -----------
Operating activities:
      Net income                                                    $ 1,814,883     $   904,422     $ 3,139,734
      Adjustments to reconcile net income to
        net cash provided by (used in) operating activities:
      Depreciation and amortization                                   3,706,093       3,137,566       2,837,794
      Tax benefit related to stock plans                                 69,448          25,713          29,000
      Changes in:
            Accounts receivable                                        (453,670)     (4,600,988)     (2,934,951)
            Inventory, prepaid expenses and other current assets        127,382      (1,546,378)     (1,334,991)
            Other assets                                                 58,143         (13,776)         (5,549)
            Accounts payable, taxes payable and accrued expenses         75,718         443,488       3,472,030
            Deferred income taxes                                       (19,914)        132,342         217,000
                                                                    -----------     -----------     -----------
Net cash provided by (used in) operating activities                   5,378,083      (1,517,611)      5,420,067

Investing activities:
      Purchase of available-for-sale securities                              --              --      (4,100,000)
      Sale of available-for-sale securities                                  --       3,400,000              --
      Maturity of available-for-sale securities                              --       2,500,000       3,600,000
      Additions to property and equipment                            (5,322,077)     (5,419,022)     (4,046,965)
                                                                    -----------     -----------     -----------
Net cash provided by (used in) investing activities                  (5,322,077)        480,978      (4,546,965)

Financing activities:
      Payments on bank line of credit                                        --              --              --
      Payments on long-term debt                                             --              --              --
      Issuance of common stock                                        1,135,129       1,200,271         958,750
      Repurchase of common stock                                           (760)       (986,920)     (1,192,327)
      Payments on employee shareholders' notes receivable                    --              --              --
                                                                    -----------     -----------     -----------
Net cash provided by (used in) financing activities                   1,134,369         213,351        (233,577)
                                                                    -----------     -----------     -----------
Net increase (decrease) in cash and cash equivalents                  1,190,375        (823,282)        639,525

Cash and cash equivalents at beginning of year                          368,837       1,192,119         552,594
                                                                    -----------     -----------     -----------
Cash and cash equivalents at end of year                            $ 1,559,212     $   368,837     $ 1,192,119
                                                                    ===========     ===========     ===========
Supplemental disclosures of cash flow information:
        Interest paid                                               $    82,983     $   118,866     $   112,487
                                                                    ===========     ===========     ===========

See accompanying notes.

STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                      Total
                                                  Common           Retained       Shareholders'
                                                   Stock           Earnings          Equity
                                                ------------     ------------     ------------
Balance at October 31, 1993                     $ 18,860,823     $ 14,013,107     $ 32,873,930
      Issuance of 227,960 common shares to
            employees under stock purchase
            agreements and stock option plan         958,750          958,750
      Repurchase of 237,665 common shares         (1,192,327)              --       (1,192,327)
      Tax benefit related to stock plans              29,000               --           29,000
      Net Income                                          --        3,139,734        3,139,734
                                                ------------     ------------     ------------
Balance at October 31, 1994                     $ 18,656,246     $ 17,152,841     $ 35,809,087
      Issuance of 363,178 common shares to
            employees under stock purchase
            agreements and stock option plan       1,200,271               --        1,200,271
      Repurchase of 229,538 common shares           (986,920)              --         (986,920)
      Tax benefit related to stock plans              25,713               --           25,713
      Net unrealized loss on securities
            available for sale                            --           (5,405)          (5,405)
      Net Income                                          --          904,422          904,422
                                                ------------     ------------     ------------
Balance at October 31, 1995                     $ 18,895,310     $ 18,051,858     $ 36,947,168
      Issuance of 240,949 common shares to
            employees under stock purchase
            agreements and stock option plan       1,135,129               --        1,135,129
      Repurchase of 245 common shares                   (760)              --             (760)
      Tax benefit related to stock plans              69,448               --           69,448
      Net unrealized loss on securities
            available for sale                            --           (1,116)          (1,116)
      Net Income                                          --        1,814,883        1,814,883
                                                ------------     ------------     ------------
Balance at October 31, 1996                     $ 20,099,127     $ 19,865,625     $ 39,964,752
                                                ============     ============     ============

See accompanying notes.

                                  NOTES TO FINANCIAL STATEMENTS OCTOBER 31, 1996


NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Applied Signal Technology, Inc. (the Company) was incorporated in California on January 12, 1984. The Company designs, develops, manufactures, and markets signal processing equipment to collect and process a wide range of telecommunications signals. At October 31, 1996, and 1995, 97% of the accounts receivable and substantially all of the revenues were from contracts with the U.S. government, its agencies, or prime contractors for the U.S. government.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contracts and Contract Accounting

Approximately 48% of contract revenue in 1996 (34% in both 1995 and 1994) is represented by cost reimbursement type contracts. In accounting for these contracts, all costs are charged to operations as incurred (including allowable administrative expenses) and revenues are recognized based on costs incurred plus estimated effective fee rates. Estimated fee rates are determined on a contract-by-contract basis according to the type of fee (e.g. fixed, incentive or award) and the most recent estimated cost of completion of the individual contract.

Approximately 52% of contract revenues in 1996 (66% in both 1995 and 1994) is represented by fixed price type contracts. In accounting for these contracts, the Company uses the percentage-of-completion method which is substantially the same method as that used for cost reimbursement type contracts as described above. All contract costs (including administrative expenses) are charged to operations as incurred and revenues are recognized based on estimates of costs and profits at completion on a contract-by-contract basis.

Losses on any individual contract are provided for at the time they become known.

A significant portion of the Company's revenues are derived from fixed price contracts. Under fixed price contracts, unexpected increases in the cost to develop or manufacture a product, whether due to inaccurate estimates in the bidding process, unanticipated increases in material costs, inefficiencies or other factors, are borne by the Company. Due to significant uncertainties inherent in the estimation process it is at least reasonably possible that completion costs will be revised in the near-term. Such revisions could result in a downward adjustment of profits.

Accounts receivable are segregated between billed and unbilled accounts. The Company bills incurred costs and ratable portions of fees regularly under its cost reimbursement type contracts. Under most of its fixed price contracts, the Company regularly progress bills 90% of incurred costs. Some fixed price contracts provide for billing under a milestone or unit of delivery basis. Unbilled amounts result from recognition of contract revenue in advance of contractual billing or progress billing terms. The Company regards the credit risk of its business to be minimal.

Price Redetermination

As a government contractor, the Company is subject to price redetermination on certain fixed price contracts if it is determined that the Company did not price its products and services consistent with the requirements of the Federal Acquisition Regulations. As of October 31, 1996, the Company has not had a material claim sustained against it for non-compliance. (See Note 8:
"Contingency.")

Cash Equivalents, Short and Long Term Investments

The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents. Short and long term investments are comprised of U.S. government treasury bills and notes, with contract maturities staggered through June 30, 1998.

Effective November 1, 1994, the Company adopted Statement of Financial Accounting Standard No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS 115, the prior period financial statements have not been restated to reflect the change in accounting principle. The impact of adoption at November 1, 1994 was immaterial.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's debt securities, which consist primarily of U.S. treasury securities, are classified as available-for-sale and are carried at fair market value in short term investments and long term investments. Unrealized gains and losses , net of tax, are reported in shareholder's equity as part of retained earnings and were immaterial as of October 31, 1996. Realized gains and losses on available-for-sale securities are reported in interest income and interest expense, respectively, and have not been material. The cost of securities sold is based on the specific identification method.

Property and Equipment

Machinery and equipment as well as furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the useful life of the assets or the lease term.

Per Share Data

Net income per share is computed using the weighted average number of shares of Common Stock outstanding and common equivalent shares from stock options (using the treasury stock method). Common equivalent shares from the assumed exercise of warrants are excluded from the computation as their effect is antidilutive.

Accounting for Stock-Based Compensation

In October 1995, the Financial Accounting Standards No.123 (SFAS 123), "Accounting for Stock-Based Compsensation". SFAS 123 encourages entities to adopt a fair value based method of accounting for employee stock ocmpensation plans, however it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value method of accounting. Under the intrinsic value based method, many companies, including Applied Signal Technology, Inc., have not recognized compensation cost for many of their stock compensation plan.

The Company plans to adopt SFAS 123 in the first quarter of fiscal year 1997. While the Company has not yet determined the total effect of adopting SFAS 123, it believes that the adoption of the standard will not result in material charges to operations in 1997 and thereafter.

NOTE 2: INVENTORY

The Company has adopted the practice of manufacturing product subassemblies in inventory to be able to quickly meet the requirements of future contracts. Inventories are stated at the lower of average cost or market and consisted of the following:


                                            October 31,
                                     ---------------------------
                                         1996            1995
                                     ---------------------------
        Raw materials                $   590,396     $   548,236
        Work-in-process                2,195,125       2,148,473
        Finished goods                   322,089         386,582
                                       3,107,610       3,083,291
        Precontract costs                100,038         390,370
                                     ---------------------------
                                     $ 3,207,648     $ 3,473,661
                                     ===========================

Precontract costs represent costs incurred in connection with ongoing level-of-effort type contracts for which contract modifications have not been definitized ($78,405 at October 31, 1996 and $158,978 at October 31, 1995) and production costs incurred in anticipation of specific expected future contract awards. The production items in the latter group generally would be usable if the expected contract awards did not occur. Allocable administrative expenses included in precontract costs have not been material.

NOTE 3: LINES OF CREDIT

As of October 31, 1996, the Company has a $6,000,000 revolving line of credit available with a bank. The line of credit bears interest at the bank's reference rate (8.25% at October 31, 1996), payable monthly, and expires on March 1, 1997. There were no borrowings outstanding at October 31, 1996 and 1995.

The line of credit agreement requires compliance with certain financial covenants and restricts dividend payments and any loans or advances made to any third parties without the prior written consent of the lender. The Company was in compliance with these covenants as of October 31, 1996. The Company has a $1,000,000 line of credit for use in purchasing capital equipment. Amounts outstanding under the line of credit bear interest at the bank's reference rate plus 0.5% (8.75% at October 31, 1996). There were no amounts outstanding as of October 31, 1996 and 1995.

NOTE 4: COMMITMENTS

Facility Commitment

The Company leases its facilities under noncancelable lease agreements which expire at the end of fiscal year 2011. Certain of the leases contain escalation clauses and requirements for the payment of property taxes, insurance and maintenance expenses. The aggregate minimum annual lease commitments at October 31, 1996 under long-term operating leases are as follows:

        1997                   $ 3,024,643
        1998                     3,756,811
        1999                     3,810,781
        2000                     3,828,914
        2001 and thereafter     41,750,441
                               -----------
                               $56,171,590
                               ===========

Rent expense under operating leases was approximately $3,078,000 in 1996 ($2,480,000 in 1995; $2,431,000 in 1994).

The Company has outstanding letters of credit at October 31, 1996 of $1,000,000, $218,250 and $11,755 used as security deposits for its leased operating facilities.

The Company has no noncancelable purchase commitments for materials as of October 31, 1996 ($121,335 at October 31, 1995).

NOTE 5: SHAREHOLDERS' EQUITY

Common Stock

At October 31, 1996, 7,873,347 shares of common stock were issued and outstanding. Of these shares, 4,777,329 were issued to employees under common stock agreements, prior to the Company's initial public offering, at fair market value as determined by the Board of Directors and by exercise of options under the Company's 1991 Stock Option Plan.

Employee Stock Purchase Plan

Under the Company's 1993 Employee Stock Purchase Plan (1993 Plan), a total of 1,000,000 shares of common stock have been reserved for issuance. The 1993 Plan permits eligible employees to purchase common stock through payroll deductions (which cannot exceed 10% of any employee's compensation) at 85% of the lower of its fair market value at the beginning or end of the purchase period. As of October 31, 1996, 270,204 shares remain eligible for purchase.

Stock Option Plan

The Company's 1991 Stock Option Plan (the 1991 Plan) provides for the granting of incentive stock options and non-qualified stock options to employees, directors, and consultants of the Company at prices ranging from 85% to 110% (depending on the type of grant) of the fair market value of the common stock on the date of grant. The options generally vest over 4 years at a rate of 25% one year after the date of grant and monthly thereafter or over 2 years and are fully vested at the end of this second year. The vesting and exercise provisions of the option grants are determined by the Board of Directors.

A summary of the option activity under the 1991 Plan is as follows:

                                           Options Outstanding
                                 ----------------------------------------------------
                                   Options                                 Price
                                   Available               Aggregate       Per
                                   For Grant   Shares      Price           Share
                                 ----------------------------------------------------
Balance at October 31, 1993      516,126          970,401   3,998,773     $2.50-$7.25
        Granted                     (570)             570       3,420     $6.00
        Exercised                     --          (31,320)    (86,383)    $6.75
        Canceled                  41,671          (41,671)   (210,843)    $2.50-$7.25
                                 ------------------------------------
Balance at October 31, 1994      557,227          897,980   3,704,967     $2.50-$7.25
        Granted                 (250,000)         250,000   1,157,500     $4.63
        Exercised                     --          (88,650)   (230,773)    $2.50-$5.00
        Canceled                  68,156          (68,156)   (373,869)    $2.50-$7.25
                                 ------------------------------------
Balance at October 31, 1995     375,383           991,174   4,257,825     $2.50-$7.25
        Granted                (263,080)          263,080   1,203,860     $4.50-$5.50
        Exercised                    --           (82,321)   (220,420)    $2.50-$6.75
        Canceled                 82,434           (82,434)   (427,102)    $2.50-$7.25
                                -------------------------------------
Balance at October 31, 1996     194,737         1,089,499  $4,814,163     $2.50-$7.25
                                =====================================

As of October 31, 1996, options to purchase 604,522 shares were exercisable.

NOTE 6: INCOME TAXES

The provision for income taxes for the years ended October 31, 1996, 1995 and 1994 consists of the following:


                       1996          1995           1994
                    -----------------------------------------
Federal:
Current             $1,164,539      $ 785,846      $1,660,000
Deferred (prepaid)     348,533       (292,087)         84,000
                    -----------------------------------------
                     1,513,072        493,759       1,744,000

State:
Current                136,388        212,687         443,000
Deferred (prepaid)    (672,215)      (270,983)       (177,000)
                    -----------------------------------------
                      (535,827)       (58,296)        266,000
                    -----------------------------------------
                      $977,245       $435,463      $2,010,000
                    =========================================


The tax benefits associated with disqualifying dispositions of stock options or employee stock purchase plan shares reduce taxes currently payable as shown by $69,448, $25,713, and $29,000 for 1996, 1995, and 1994, respectively. Such benefits are credited to additional paid-in-capital when realized.

The provision for income taxes differs from the amount computed by applying the federal income tax rate of 34% to income before provision for income taxes as follows:

                                       1996            1995             1994
                                     ------------------------------------------
Computed expected tax provision      $949,324        $455,561        $1,751,000
State income tax,
  net of federal benefit              (17,817)        (74,688)          215,000
Other individually immaterial items    45,738          54,590            44,000
                                     ------------------------------------------
                                     $977,245        $435,463        $2,010,000
                                     ------------------------------------------
Effective Tax Rate                       35.0%           32.5%             39.0%
                                     ===========================================

Significant components of the Company's deferred tax assets and liabilities are as follows:


                                       1996                 1995
                                    -------------------------------
Deferred tax assets:
  Accrued expenses and reserves     $1,225,231           $1,076,186
  Deferred revenue                      16,850               25,557
  State taxes and other                486,100              322,669
                                    -------------------------------
                                     1,728,181            1,424,412
                                    ===============================

Deferred tax liabilities:
  Tax over book depreciation          (827,429)            (847,342)
                                    -------------------------------
                                    $  900,752           $  577,070
                                    ===============================

During fiscal 1996, the Company made total cash payments, net of refunds, of approximately $1,279,000, ($528,000 during 1995: $1,229,000 during 1994) for income tax purposes.

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective for the fiscal year ended October 31, 1994. This new standard represented a refinement of the liability method of determining deferred income taxes previously followed by the Company. There was no material, current, or cumulative impact of adoption.

NOTE 7: RETIREMENT PLAN

All employees who perform at least 1000 hours of service per year are covered under the Company's retirement plan (the Retirement Plan). Contributions to the Retirement Plan are discretionary and currently are at the rate of 4% of qualified compensation up to $150,000. The Company accrues for the accumulated contributions which are payable to the Retirement Plan's administrator. The Company has expensed approximately $1,275,000 in 1996 ($1,206,000 in 1995; $1,040,000 in 1994), which is included in general and administrative expenses.

NOTE 8: CONTINGENCY

In April 1994, the Company was served with a subpoena by the Department of Defense Office of Inspector General (OIG) in connection with approximately six contracts, several of which had been audited by the Defense Contract Audit Agency (DCAA) the previous year. As is routine in such matters involving government contracts, the OIG referred the matter to another government agency which also had contracts with the Company. Shortly thereafter, this second agency issued a request for information related to nine additional contracts. To date, the Company has not received any allegations of wrong-doing from the OIG or the other agency. At the request of the Board of Directors, the Company initiated its own review of the contracts in conjunction with its legal counsel.

Further review of the contracts in question and related contracts through April 1995 indicates the Company was not compliant with Public Law 87-653, Truth in Negotiations Act, which requires disclosure of all actual costs available on the date of cost certification on certain contracts performed during the 1989 and 1990 timeframe. These findings have resulted in a voluntary disclosure to the government which is expected to result in a downward price adjustment on certain contracts. In June 1995, the Company announced it was taking a charge against the fiscal 1995 third quarter operating results in anticipation of a settlement with the government on the subject contracts. The charge resulted in a reduction of the fiscal 1995 third quarter's operating income of $1.2 million.

In April 1996, the Company was served with a second subpoena by the OIG in connection with all contracts entered into between 1990 and the present related to three products: the Model 102P Voice Channel Demodulator, the Model 120 Multichannel Processor, and the Model 150 FAX Scanner. The Company is presently in discussions with the OIG to determine the scope of the subpoena and intends to fully comply with the request.

While management believes the fiscal 1995 third quarter charge is adequate to cover all related risks, the government has not concluded its investigation or agreed to a settlement with the Company. There can be no assurances the Company will not be required to take additional charges in connection with this matter in future periods. However, management believes that any such charge would not have a material effect on operating results and the financial condition of the Company.

                                                             CORPORATE DIRECTORY

Board of Directors

Gary L. Yancey
Chairman, President and Chief Executive Officer
Founder

John P. Devine
Director
Retired (Deputy Director-NSA)

David Elliman
Director
Principal of Elmrock, Inc.-
an investment firm

Stuart G. Whittelsey, Jr.
Director
Principal of Whittelsey Associates-
a financial consulting firm

James F. Collins
Director, Founder
Laboratory Manager

John R. Treichler
Director, Founder
Senior Scientist

Officers

Gary L. Yancey
Chairman, President
and Chief Executive Officer
Founder

Brian M. Offi
Vice President-Finance
Chief Financial Officer

Bani M. Scribner, Jr.
Vice President-Strategic Systems Division

Kenneth D. Snow
Vice President-Operations

Mary Rogge
Corporate Secretary

Board Committees

Compensation

John P. Devine
David Elliman*
Stuart G. Whittelsey, Jr.

Audit

John P. Devine
David Elliman
Stuart G. Whittelsey, Jr.*

* Committee Chairman

Corporate Counsel

Gray Cary Ware & Freidenrich
400 Hamilton Ave.
Palo Alto, CA 94301

Transfer Agent & Registrar

Chase Mellon Shareholder Services
50 California Street, 10th Floor
San Francisco, CA 94111
1-800-356-2017

Independent Auditors

Ernst & Young LLP
1451 California Avenue
Palo Alto, CA 94304

Stock Listing

Nasdaq National Market
Symbol: APSG

Annual Meeting

The Annual Meeting will be held at
4:00 PM on March 6, 1997 at the
Four Points Hotel by Sheraton, 1100
North Mathilda Avenue, Sunnyvale,
CA 94089.

Form 10K

Shareholders may obtain, without
charge, a copy of the Company's 10K
filing with the Securities and
Exchange Commission on written
request to:

Mary Rogge

Investor Relations
Applied Signal Technology, Inc.
400 W. California Ave.
Sunnyvale, CA 94086

[APPLIED SIGNAL TECHNOLOGY, INC. LOGO]


CORPORATE OFFICE:

400 West California Avenue
Sunnyvale, CA 94086
Phone: 408-749-1888

EAST COAST OFFICES:

10620 Guilford Road, Suite 209
Jessup, MD 20794
Phone: 301-497-7100

Moving to:

131 National Business Parkway
The National Business Park
Annapolis, MD 20701

470 Spring Park Place, Suite 700
Herndon, VA 20170
Phone: 703-478-3030


         TECHNOLOGY IS NOT JUST OUR LAST NAME ... IT'S OUR ADVANTAGE!!